Filed by Forian Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Forian Inc.
SEC File No.: 333-250938

On January 7, 2021, Medical Outcomes Research Analytics LLC sent the following communication to its investors:

Hi,

I hope you had a happy holidays and healthy new year. This is to let you know that an amendment to the merger agreement has been entered into among the parties.  A description of the amendment is set forth below. We increased the exchange ratios pursuant to which both the existing Helix shares and the existing MOR membership interests will be exchanged for Forian shares in order to increase the public float of Forian upon closing. There are no changes in economics for either party, and MOR shareholders will continue to own 72% of Forian’s shares at the closing.

Please call me with any questions.

Sincerely,

Max Wygod

Description of Amendment to Merger Agreement

On October 16, 2020, Helix Technologies, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Forian Inc., a Delaware corporation (“Parent”), DNA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”), and Medical Outcomes Research Analytics, LLC, a Delaware limited liability company (“MOR”).

Pursuant to Section 8.04 of the Merger Agreement, the Merger Agreement may be amended by the parties. On December 30, 2020, the Merger Agreement was amended as follows:

1.
The phrase “will be converted into the right to receive 0.02731 validly issued, fully paid and non-assessable share of Parent Common Stock (the “Merger Consideration”)” in Section 2.01(c) of the Merger Agreement was deleted and replaced in its entirety by “will be converted into the right to receive 0.05 validly issued, fully paid and non-assessable share of Parent Common Stock (the “Merger Consideration”)”.

2.
The phrase “will be exchanged for shares of Parent Common Stock at an average exchange ratio of 0.9709” in Section 3.03(c) of the Merger Agreement was deleted and replaced in its entirety by “will be exchanged for shares of Parent Common Stock at an average exchange ratio of 1.7776”.